FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of:   February, 2003
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Commission File Number 0-27322
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                        Mountain Province Diamonds Inc.
                 (Translation of registrant's name into English)

   Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X   Form 40-F
                                      ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No  X
                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                          DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Registrant consists of 500,000,000 Common Shares without par value. As of February 5, 2004, the Registrant had 67,133,367 Common Shares issued and outstanding.

Holders of Common Shares are entitled (i) to receive ratable dividends from funds legally available for distribution when and if declared by the Board of Directors; (ii) to share ratably in all of the Registrant's assets available for distribution upon liquidation or winding up of the Registrant; and (iii) to one vote for each share held of record on each matter submitted to a vote of shareholders. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Registrant. The Common Shares do not have cumulative voting, pre-emptive, purchase or conversion rights. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Registrant. Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the Company Act (British Columbia).

There are no restrictions in the Company Act (British Columbia) or the Registrant's Articles of Amalgamation with regard to the repurchase or redemption of the Common Shares by the Registrant provided that the Registrant is not insolvent at the time of such repurchase or redemption nor would be made insolvent by such action.

The Registrant is limited in its ability to pay dividends on its Common Shares by limitations under the Company Act (British Columbia) relating to solvency requirements. The Registrant currently has no intention of paying dividends on its Common Shares.

Pursuant to applicable provisions of the Company Act (British Columbia), no right or special right attached to shares issued by the Registrant may be prejudiced, altered or otherwise interfered with unless the members of the class of shareholders affected consent to such action by a separate resolution of the members of the class adopted by at least three-quarters of the votes cast with respect to the resolution.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Mountain Province Diamonds Inc.
                                             (Registrant)

Date February 13, 2003              By:      /S/ "Elizabeth Kirkwood"
     -----------------                       -----------------------------------
                                             (Print)  Name:   Elizabeth Kirkwood
                                             Title:   Chairman and Director